EXHIBIT 12

Calculation of Ratio of Earnings to Fixed Charges

Archer Daniels Midland Company

Expressed in Thousands

	2008	2009	2010	2011	2012	Q1FY2012.5
Earnings
Earnings Before Income Taxes	$2,594,399	$2,499,557	$2,585,099	$3,015,311	$1,764,898	$294,620
Less: Equity in Earnings of Affiliates, Net of Dividends	(284,316)	55,367	(326,232)	(396,755)	(243,121)	(84,243)
Less: Capitalized Interest Included in Interest Expense Below	(52,110)	(94,532)	(75,060)	(7,211)	(20,869)	(6,716)
Less: Noncontrolling Interest	(6,103)	(3,751)	10,996	17,573	(18,387)	(2,168)

Total Earnings	2,251,870	2,456,641	2,194,803	2,628,918	1,482,521	201,493
Fixed Charges
Interest Expenses:
Consolidated Interest Expense	512,922	469,059	421,461	482,298	441,765	106,131
Capitalized Interest	52,110	94,532	75,060	7,211	20,869	6,716

Total Interest Expense	565,032	563,591	496,521	489,509	462,634	112,847
Amortization of Debt Discount	3,250	3,832	3,805	4,282
One Third of Rental Expenses	67,106	72,289	80,682	83,764	69,648	17,686

Total Fixed Charges	635,388	639,712	581,008	577,555	532,282	130,533

Earnings Available for Fixed Charges	$2,887,258	$3,096,353	$2,775,811	$3,206,473	$2,014,803	$332,026

Ratio of Earnings to Fixed Charges	4.54	4.84	4.78	5.55	3.79	2.54